FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

              For the month of October 1, 2004 to October 31, 2004



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)





Dated:  November 10, 2004





.........................................
(Signed by)
THINAGARAN
Director

               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


                    FROM OCTOBER 1, 2004 TO OCTOBER 31, 2004


               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION



580      Response to ASX Query
581      Well Report - Sebaya #2 Madura Island, Indonesia
582      Report for the Quarter Ended September 30, 2004

                                      ASX
                            AUSTRALIAN STOCK EXCHANGE
                                               Australian Stock Exchange Limited
                                               ABN 98 008 624 691
                                               Level 8
                                               Exchange Plaza
22 September 2004                              2 The Esplanade
                                               Perth WA 6000

Mr JF Arbouw                                   GPO Box 0187
Company Secretary                              Perth WA 6840
Cityview Corporation Limited
PO Box 5643 St George's Toe                    Telephone 61 (08) 9224 0015
Perth WA 6831                                  Internet http://www.asx.com.au

By facsimile 9226 4799

Dear Sir

                  Cityview Corporation Limited (the"Company")

We refer to your Half Yearly report and Form 6K lodged with Australian Stock Exchange Limited on 3 August 2004 and 20 September 2004 respectively.

In light of the information contained in the two reports and pursuant to listing rule 18.7, ASX requires the Company to announce the following within 15 days of each month end:

                1.      A monthly Appendix 5B report.

                2.      An update on the Company's working capital position.

Please provide a cashflow report for the 2 months ended 31 August 2004 by no later than 6 October 2004.

The cashflow report for the month ended 30 September 2004 will be due for release to the market on Friday 15 October 2004.

If you have any queries regarding any of the above, please contact me on 9224 0015.


Yours faithfully

/s/Anthony Walsh
Anthony Walsh
Assistant Manager Companies

                                                  CityView
                                                     Corporation Limited
                                                            ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia    6000
                                                    PO Box   5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia    6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile:  (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                           ---------------------
                                                    Web:   www.cityviewcorp.com
                                                            --------------------
October 1, 2004


Mr A Walsh
Australian Stock Exchange Limited
Level 8
Exchange Plaza
2 The Esplanade
Perth         WA         6000


Dear Sir

                          CITYVIEW CORPORATION LIMITED

At 31 August 2004, CityView had total cash on hand of $239,000.00 (see attached statement of Cash Flow) and total debt of $243,000.00.

CityView's total debt of $243,000.00 includes an amount in dispute of $238,000.00 allegedly owing to Romarcam Investments (see attached Creditors Listings), a company controlled by a former director for consultancy services.

CityView believes that there are no merits in Romarcam's claim for the fees and therefore disputes the amount owing and has refused to make payment of the said consultancy fees. CityView has also obtained a written indemnity from its major shareholder - Midwestern Oil Pte Ltd for the full amount of the debt, in the event that Romarcam should succeed in a claim for the consultancy fees (see attached letter of indemnity). To-date no legal claim has been made by Romarcam for the amount in dispute.

Taking the above into context, CityView has a cash position as at 31 August 2004 of $239,000.00 and total debt of only $5,000.00.

CityView's Board of Directors is currently examining alternative options to raise working capital for administration and general expenses as well as the drilling of further wells in relation to its oil and gas interests. Details of capital raising will be made public when all options have been investigated.

                                                  CityView
                                                     Corporation Limited

In the interim, CityView's major shareholder, Midwestern Oil Pte Ltd, has agreed in-principle, to advance a loan of not less than A$100,000.00 to CityView to cover its operating expenses until CityView carries out its capital raising exercise.

Our cash flow projections have shown that even without the loan from Midwestern Oil Pte Ltd, CityView has sufficient funds for its operating expenses until its capital raising exercise is completed.

Yours faithfully




THINAGARAN
Director

                          CITYVIEW CORPORATION LIMITED
                                (ACN 009 235 634)

                      Consolidated Statement of Cash Flows
                   For the 2 Month Period Ended 31 August 2004



                                                 2 Months             Half-Year
                                                   Ended                 Ended
                                                31 Aug-04             30-Jun-04
                                                     $                     $

CASH FLOWS FROM OPERATING ACTIVITIES
Interest received                                   2,126                12,184
Payment to suppliers and employees               (166,933)             (267,192)
                                                ----------            ----------
Net cash outflow from operating activities       (164,807)             (255,008)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property, plant and equipment            -                     -
                                                ----------            ----------
Net cash outflow from investing activities           -                     -
                                                ----------            ----------
Net increase (decrease) in cash held             (164,807)             (255,008)
Cash at the beginning of the half-year            403,935               658,943
                                                ----------            ----------
Cash at the end of the half-year                  239,128               403,935
                                                ----------            ----------

                              CITYVIEW CORPORATION

                             Aged Payables [Detail]
                                   31/08/2004



29/09/20
12:53:00 PM
Page 1

         ID#      Date              Total Due   0 - 30  31 -60  61 - 90      90+

Romarcam Investments Pty Ltd
*None

Net 30
00000614          15/01/2003        $18,858.18                             $18,858.18
00000645          17/02/2003        $18,603.06                             $18,603.06
00000646          4/03/2003         $21,488.94                             $21,488.94
00000647          4/04/2003         $21,989.00                             $21,989.00
00000702          1/05/2003         $21,078.53                             $21,078.53
00000703          1/06/2003         $20,220.64                             $20,220.64
00000759          31/07/2003        $19,598.81                             $19,598.81
00000760          30/08/2003        $20,356.27                             $20,356.27
00000761          30/09/2003        $20,395.54                             $20,395.54
00000778          11/10/2003        $19,385.85                             $19,385.85
00000779          11/11/2003        $18,653.03                             $18,653.03
00000780          2/12/2003         $18,241.41                             $18,241.41

-------------------------------------------------------------------------------------
                  Total:            $238,869.26    $0.00  $0.00   $0.00    $238,869.26

Grand Total:
Ageing Percent:                     $238,869.26    $0.00  $0.00   $0.00    $238,869.26
                                                    0.0%   0.0%    0.0%      100.0%
--------------------------------------------------------------------------------------

Midwestern Oil    83 Robinson Road Afro Asia Building #03-16 Singapore 068894
               Tel (65) 6325 3051 to 67 Fax: (65)6327 125
                                                  e-mail global@midwesteroil.com


March 10, 2004



CityView Corporation Limited
Western Australia


Dear Sirs

CONSULTANCY AGREEMENT - ROMARCAM INVESTMENT PTY. LTD
----------------------------------------------------

We refer to the claims by Romercam Investments Pty Ltd for payment of monies allegedly due to it from CityView Corporation Ltd pursuant to its consultancy agreement with you commencing 1st January 2002.

We hereby confirm that in the event tha Romercam Investments Pty Ltd succeeds in its said claim(s) against CityView and CityView is unable to make payment of the same, Midwestern Oil Pte Ltd will undertake to make available to CityView, sufficient funds to make full payment of the said claim(s).

Yours faithfully

illegible
Director
MIDWESTERN OIL PTE LTD



cc: BDO (Attn: Mr. Geoff Brayshaw)



                             Midwestern Oil Pte Ltd

                                                  CityView
                                                     Corporation Limited
                                                            ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia    6000
                                                    PO Box   5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia    6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile:  (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                           ---------------------
                                                    Web:   www.cityviewcorp.com
                                                            --------------------

October 27, 2004



The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000


WELL REPORT - SEBAYA #2 MADURA ISLAND, INDONESIA

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, PT Medco Energi Internasional TBK ("Medco"):

OPERATOR:         Medco Madura/Pertamina JOB
WELL:             Sebaya #2
SPUD:             Estimated Early November 2004


PRESENT ACTIVITY:
        o The Operator reports that the refurbishment of Apexindo Rig-14 is 95 % complete.
        o Camp facilities mobilization to Madura has been completed.
        o Rig inspection by the Operator's engineers, third parties and MIGAS was carried out on October 18, 2004.
        o Mobilization of the Rig commenced on October 25, 2004 and is scheduled for completion by November 5, 2004.

                                                  CityView
                                                     Corporation Limited

                          REPORT FOR THE QUARTER ENDED
                               SEPTEMBER 30, 2004

                               SUMMARY FACT SHEET
--------------------------------------------------------------------------------


                                 Company Details

Registered Office:                                      17 Ord Street
                                                        West Perth  WA     6005
                                                        Australia
Principal Place of Business:                            Level 9
                                                        28 The Esplanade
                                                        Perth          WA   6000
Telephone:                                              (618) 9226 4788
Fax:                                                    (618) 9226 4799
E-Mail:                                                 info@cityviewcorp.com
                                                        ---------------------
Internet:                                               www.cityviewcorp.com
                                                        --------------------
Chairman:                                               A I Saddique
Chief Executive Officer:                                E Ee
Directors:                                              R Goh
                                                        Thinagaran
                                                        Md N Ramli
                                                        J F Arbouw
                                                        R M Elliott
Company Secretary:                                      J F Arbouw
Auditor:                                                BDO
Australian Stock Exchange Symbol:                       CVI
NASD Symbol:                                            CTVWF
Australian Share Registry:                              Computershare Investor
                                                        Services Pty. Ltd.
US Share Registry:                                      Computershare Trust
                                                        Company Inc
--------------------------------------------------------------------------------

Market Capitalisation at June 30, 2004

Shares on Issue                                         70,161,616
Options                                                 Nil
Fully Diluted Capital                                   70,161,616
Market Value Fully Diluted                              AUD$5,612,929
                                                        (US$4,022,224)

--------------------------------------------------------------------------------

Trading Volume
                        AUS          US           TOTAL
MONTH                  VOLUME      VOLUME        VOLUME
-----                  ------      ------        ------
July 2004             590,136     1,397,988     1,988,124
August 2004           178,656       158,017       336,673
September 2004        331,951       529,465       861,416
TOTAL               1,100,743     2,085,470     3,186,213
--------------------------------------------------------------------------------

                                                  CityView
                                                     Corporation Limited
Corporate
On September 22, ASX instructed CityView, pursuant to listing rule 18.7, to lodge a monthly Appendix 5B and Cash Flow report. ASX also requested an update on CityView's working capital position, to which CityView responded:

"AT 31 AUGUST 2004, CITYVIEW HAD TOTAL CASH ON HAND OF $239,000.00 AND TOTAL DEBT OF $243,000.00.

CITYVIEW'S TOTAL DEBT OF $243,000.00 INCLUDES AN AMOUNT IN DISPUTE OF $238,000 ALLEGEDLY OWING TO ROMARCAM INVESTMENTS, A COMPANY CONTROLLED BY A FORMER DIRECTOR FOR CONSULTANCY SERVICES.

CITYVIEW BELIEVES THAT THERE ARE NO MERITS IN ROMARCAM'S CLAIM FOR THE FEES AND THEREFORE DISPUTES THE AMOUNT OWING AND HAS REFUSED TO MAKE PAYMENT OF THE SAID CONSULTANCY FEES. CITYVIEW HAS ALSO OBTAINED A WRITTEN INDEMNITY FROM ITS MAJOR SHAREHOLDER - MIDWESTERN OIL PTE LTD FOR THE FULL AMOUNT OF THE DEBT, IN THE EVENT THAT ROMARCAM SHOULD SUCCEED IN A CLAIM FOR THE CONSULTANCY FEES. TO-DATE NO LEGAL CLAIM HAS BEEN MADE BY ROMARCAM FOR THE AMOUNT IN DISPUTE.

TAKING THE ABOVE INTO CONTEXT, CITYVIEW HAS A CASH POSITION AS AT 31 AUGUST 2003 OF $239,000.00 AND TOTAL DEBT OF ONLY $5,000.00.

CITYVIEW'S BOARD OF DIRECTORS IS CURRENTLY EXAMINING ALTERNATIVE OPTIONS TO RAISE WORKING CAPITAL FOR ADMINISTRATION AND GENERAL EXPENSES AS WELL AS THE DRILLING OF FURTHER WELLS IN RELATION TO ITS OIL AND GAS INTERESTS. DETAILS OF CAPITAL RAISING WILL BE MADE PUBLIC WHEN ALL OPTIONS HAVE BEEN INVESTIGATED.

IN THE INTERIM, CITYVIEW'S MAJOR SHAREHOLDER, MIDWESTERN OIL PTE LTD, HAS AGREED IN-PRINCIPLE, TO ADVANCE A LOAN OF NOT LESS THAN A$100,000.00 TO CITYVIEW TO COVER ITS OPERATING EXPENSES UNTIL CITYVIEW CARRIES OUT ITS CAPITAL RAISING EXERCISE.

OUR CASH FLOW PROJECTIONS HAVE SHOWN THAT EVEN WITHOUT THE LOAN FROM MIDWESTERN OIL PTE LTD, CITYVIEW HAS SUFFICIENT FUNDS FOR ITS OPERATING EXPENSES UNTIL ITS CAPITAL RAISING EXERCISE IS COMPLETED."

Oil & Gas Indonesia
CityView has a 25% gross interest in both the Madura (674,100 acres) and Simenggaris (675,582 acres) Blocks. CityView's Joint Venture partner and Operating Shareholder is PT Medco Energi Internasional TBK ("the Operating Shareholder").

Madura Concession - Madura Island, Indonesia:
The Operating Shareholder has advised that the spud in of the Sebaya-2 well is expected to be in early November 2004. Mobilization of the rig to the drill site has commenced and is expected to complete by the 1st week of November 2004.

The following is a summary of the prospect montage prepared by the Medco Madura-Pertamina JOB:

Sebaya -2
The prospect is a delineation appraisal well. Located at Dusun Sumber Batu, Desa Kadur, Kecamatan Kadur, Kabupaten Pamekasan, Madura Island, East Java. Seismic Line 89 MDR-171/SP.2017.

The primary target of the Sebaya-2 well is to define the western extension of the overall Sebaya prospect by targeting the Tuban sands reservoir, as established from previous drilling and DSTs #1 and #2 in the Sebaya-1 well.

The drilling will also establish the limits of the Tawun sand reservoir as the secondary target.

Both reservoirs have been shown from earlier drilling on Sebaya-1 to be gas bearing.

Sebaya-2 will be drilled before the drilling of the Sebaya-3 well. It will be drilled to a total depth of 5000 feet sub-sea within the Early Miocene Tuban formation.

Hydrocarbon Resources
The Sebaya-2 structure area is expected to contain gas resources of 132.3 BCFG (most likely case) with an upside case estimate of 178.4 BCFG.

The recommendation to drill the well is based on the following analysis:
    1. Sebaya-2 is interpreted to be between approximately 3.5kms from Sebaya-1. This well has already been shown to contain hydrocarbon potential in the Kertegeneh structure.
    2. Sebaya-2 is expected to have pressure communication with the Sebaya-1 and Kertegeneh wells.
    3. At Sebaya-1 these reservoirs flowed at 1.02 MMSCFGPD and 55 BCPD with 48/64" choke from DST#1 in the Tuban formation. DST#2 swabbed water.
    4.   Two other DSTs in the Tawun formation swabbed water.
    5. The well test chromatographs in these three zones detected a high gas presence and the well logs also suggested gas accumulation.

Geological And Structural Setting
Sebaya-2 is situated in the main fault block of the Sebaya anticline structure on the crest of the Pemaroh anticline in its surface location. The anticline has an East-West direction. The faulted anticlinal trap was formed and affected by tectonic movement during the Plio-Pleistocene.

Sebaya-2 is separated by a down to the south normal fault from the Sebaya-1 well on its targeted horizons. Intra-formational shales of the Tawun and Tabun formations are proven to be a good seal for the trapped hydrocarbons in Sebaya-1 and also the nearby Kertegeneh field. Several other, older Dutch fields, on the northern range of Madura (Tanjung, Mandala, Durbuk) produced hydrocarbons from the shallow Tawun sandstone that is similar to that in the Kertegeneh field.

Sebaya-2 it is estimated will range between 500-600 feet higher than Sebaya-1 on the DST #1 horizon. It will likely be 700 feet higher than Sebaya-1 on the DST #2 horizon.

Stratigraphy
The stratigraphic situation of the Sebaya-2 well can be predicted as follows:
        o Tawun Formation Middle Miocene - Sandstone layers of the Ngrayong member of the Tawun formation -
        o Tuban Formation Early Miocene - Calcareous sandstone layers
Source Rocks
The thick shale of both the Tuban and Tawun formations are believed to be good source rock for hydrocarbons in the NE Java region. The Tuban formation deposits of Miocence age are typical of fluvial and shallow marine environments, containing abundant terrestrial matter. These sediments are largely gas prone. They are recognised as having less capacity to expel liquids on reaching maturity.

The Tuban source formation is not mature in the Sebaya structure area but rather in the kitchen area that is situated offshore southeast of Madura. The expelled hydrocarbons were migrated laterally out from a kitchen along dip layers, or vertically, through fault planes as the migration pathways to the trap areas.

                                                  CityView
                                                     Corporation Limited

The source rock from the Kujung shales of Oligocene age were deposited in marine environments with a maturity level ranging from mature-late mature.

Simenggaris Concession - Kalimantan Indonesia No reports were received during the Quarter.


Finance
Cash at Bank                                                 AUD$187,190
Expenditure for the Quarter                                  AUD$222,816





THINAGARAN
Director

October 28, 2004

     LIST OF AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC") DOCUMENTS


                    FROM OCTOBER 1, 2004 TO OCTOBER 31, 2004


               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION





NO DOCUMENTS WERE LODGED WITH ASIC DURING THE MONTH